UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 31 March 2017

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-208478 AND 333-208478-01) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries

Form 6-K for the period ended 31 March 2017(a)

(a)	In this Form 6-K, references to the first quarter 2017 and first quarter 2016 refer to three-month periods ended 31 March 2017 and 31 March 2016 respectively.
(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2016.

Group results first quarter 2017

London 2 May 2017

Highlights	Robust earnings and cash flow, new projects on track.
• • • • • • •

Profit for the first quarter was $1.4 billion, underlying replacement cost profit* for the first quarter was $1.5 billion.

First quarter operating cash flow* was $2.1 billion after post-tax Gulf of Mexico oil spill expenditure of $2.3 billion.

Dividend unchanged at 10 cents per share.

Reported oil and gas production was 3.5mmboe/d in the first quarter, 5% higher than same period in 2016.

New Upstream major projects* on track: Trinidad onshore compression project started up, another in ramp-up, and two more in commissioning.

Downstream marketing growth and strong operational performance.

$1.7 billion divestment of BP’s interest in SECCO petrochemical joint venture, subject to regulatory approvals.

	First	First
	quarter	quarter
$ million	2017	2016
Profit (loss) for the period(a)	1,449	(583)
Inventory holding (gains) losses*, before tax	(66)	132
Taxation charge (credit) on inventory holding gains and losses	29	(34)
Replacement cost profit (loss)*	1,412	(485)
Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*, before tax	267	1,410
Taxation charge (credit) on non-operating items and fair value accounting effects	(169)	(393)
Underlying replacement cost profit	1,510	532
Profit (loss) per ordinary share (cents)	7.42	(3.16)
Profit (loss) per ADS (dollars)	0.45	(0.19)
Replacement cost profit (loss) per ordinary share (cents)*	7.23	(2.63)
Replacement cost profit (loss) per ADS (dollars)	0.43	(0.16)
Underlying replacement cost profit per ordinary share (cents)*	7.74	2.88
Underlying replacement cost profit per ADS (dollars)	0.46	0.17

(a)	Profit attributable to BP shareholders.

“BP focused on disciplined delivery.”

Bob Dudley - Group chief executive

“Our year has started well. BP is focused on the disciplined delivery of our plans. First quarter earnings and cash flow were robust. We have shown continued operational momentum - it was another strong quarter for the Downstream and the first of our seven new Upstream major projects has started up, with a further three near completion. We expect these to drive a material improvement in operating cash flow from the second half.”

 * For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 31.

 The commentary above and following should be read in conjunction with the cautionary statement on page 35.

Group headlines

Earnings

BP’s profit for the first quarter was $1,449 million, compared with a loss of $583 million for the same period in 2016. The first-quarter replacement cost (RC) profit was $1,412 million, compared with a loss of $485 million for the same period in 2016. After adjusting for a net charge for non-operating items of $305 million and net favourable fair value accounting effects of $207 million (both on a post-tax basis), underlying RC profit for the first quarter was $1,510 million, compared with $532 million for the same period in 2016. RC profit or loss for the group and underlying RC profit or loss are non-GAAP measures and further information is provided on page 5.

Non-operating items

Non-operating items amounted to a charge of $553 million pre-tax and $305 million post-tax for the quarter and relate mainly to an impairment charge arising due to the expected divestment of certain Upstream assets.

The Gulf of Mexico oil spill pre-tax charge, which predominantly relates to finance costs for the unwinding of discounting effects, was $161 million for the quarter.

Effective tax rate

The effective tax rate (ETR) on the profit or loss for the first quarter was 29%, compared with 35% for the same period in 2016. The ETR on RC profit or loss* for the first quarter was 29%, compared with 37% for the same period in 2016. Adjusting for non-operating items and fair value accounting effects, the adjusted ETR* for the first quarter was 33%, compared with 18% for the same period in 2016. The adjusted ETR for the first quarter was higher than a year ago mainly due to the impact of the renewal of our interest in the Abu Dhabi onshore oil concession. The adjusted ETR for both periods reflects favourable foreign exchange impacts. Adjusted ETR is a non-GAAP measure. See page 29 for further information.

Dividend

BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 23 June 2017. The corresponding amount in sterling will be announced on 12 June 2017. See page 23 for further information.

Operating cash flow*

Operating cash flow for the first quarter was $2.1 billion, after post-tax expenditure relating to the Gulf of Mexico oil spill of $2.3 billion. For the same period in 2016 the equivalent amounts were $1.9 billion after post-tax Gulf of Mexico oil spill expenditure of $1.1 billion.

Capital expenditure*

From this quarter onwards we are reporting organic, inorganic and total capital expenditure on a cash basis. This aligns with BP’s financial framework and is now consistent with other financial metrics used when comparing sources and uses of cash.

Total capital expenditure for the first quarter was $4.1 billion, compared with $4.5 billion of the same period in 2016.

Organic capital expenditure* for the first quarter was $3.5 billion, compared with $4.5 billion for the same period in 2016. We continue to expect organic capital expenditure to be in the range of $15-17 billion for 2017.

Inorganic capital expenditure* for the first quarter was $0.5 billion. There was no inorganic capital expenditure for the same period in 2016.

Organic capital expenditure and inorganic capital expenditure are non-GAAP measures. See page 25 for further information.

Divestment proceeds

Divestment proceeds were $0.3 billion for the first quarter, compared with $1.1 billion for the same period in 2016. We expect divestments to be in the range of $4.5-5.5 billion for 2017.

Debt

Gross debt at 31 March 2017 was $61.8 billion compared with $54.0 billion a year ago. The ratio of gross debt to gross debt plus equity at 31 March 2017 was 38.4%, compared with 35.7% a year ago. Net debt* at 31 March 2017 was $38.6 billion, compared with $30.0 billion a year ago. The net debt ratio* at 31 March 2017 was 28.0%, compared with 23.6% a year ago. Net debt and the net debt ratio are non-GAAP measures. See page 24 for more information.

Analysis of underlying RC profit before interest and tax

$ million	First quarter 2017	First quarter 2016
Underlying RC profit before interest and tax*
Upstream	1,370	(747)
Downstream	1,742	1,813
Rosneft	99	66
Other businesses and corporate	(440)	(178)
Consolidation adjustment – UPII*	(68)	40
Underlying RC profit before interest and tax	2,703	994
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(387)	(317)
Taxation on an underlying RC basis	(763)	(120)
Non-controlling interests	(43)	(25)
Underlying RC profit attributable to BP shareholders	1,510	532

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-13 for the segments.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

$ million	First quarter 2017	First quarter 2016
RC profit (loss) before interest and tax*
Upstream	1,256	(1,205)
Downstream	1,706	1,880
Rosneft	99	66
Other businesses and corporate(a)	(431)	(1,074)
Consolidation adjustment – UPII	(68)	40
RC profit (loss) before interest and tax	2,562	(293)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(513)	(440)
Taxation on a RC basis	(594)	273
Non-controlling interests	(43)	(25)
RC profit (loss) attributable to BP shareholders	1,412	(485)
Inventory holding gains (losses)	66	(132)
Taxation (charge) credit on inventory holding gains and losses	(29)	34
Profit (loss) for the period attributable to BP shareholders	1,449	(583)

(a)	Includes costs related to the Gulf of Mexico oil spill. See page 13 and also Note 2 from page 19 for further information on the accounting for the Gulf of Mexico oil spill.

Strategic progress

Upstream

BP’s Upstream major project programme is on track to provide 800,000boe/d of new production by 2020. Projects now under construction are on average ahead of schedule and 15% below budget.

The Trinidad onshore compression project, the first of seven major projects scheduled to start up in 2017, began operation in April. The Taurus and Libra development of the West Nile Delta project in Egypt is ramping up and Quad 204 in the UK and Juniper in Trinidad & Tobago are also nearing completion.

A third gas discovery in the North Damietta Offshore Concession in the East Nile Delta in Egypt was announced in the quarter and, following completion of BP’s entry into Mauritania and Senegal, exploration drilling in Senegal has begun.

Downstream

BP’s marketing businesses continue to grow, with retail volumes increasing year-on-year and more than 30 new convenience partnership sites added in the quarter. BP opened its first retail fuels site in Mexico and has plans to grow the network to around 1,500 sites in the next five years. An agreement has also been signed to form a retail joint venture in Indonesia.

Manufacturing operations remained strong with Solomon refining availability of 95.2% and the petrochemicals business completed the upgrade of the Cooper River PTA plant in the US to the latest generation of BP’s industry-leading technology.

Financial framework

Continuing operational reliability supported robust operating cash flow* in the quarter of $2.1 billion. Rising production from new Upstream projects is expected to drive a material improvement in operating cash flow* from the second half of 2017.

BP intends to maintain annual organic capital expenditure* firmly within the range of $15-17 billion. Organic capital expenditure in the first quarter was $3.5 billion.

BP expects $4.5-5.5 billion of divestments in 2017, with proceeds weighted towards the second half of the year. In 2017 to date, BP has reached two agreements to divest mature UK North Sea assets and recently announced the intention to divest its interest in the SECCO petrochemical joint venture in China. Divestment proceeds received in the first quarter were $0.3 billion.

Payments related to the Gulf of Mexico oil spill are expected to total $4.5-5.5 billion in 2017, with a larger outflow in the first half, before falling to around $2 billion in 2018. $2.3 billion in payments were made during the first quarter.

BP aims to maintain its gearing* within a range of 20-30%. Gearing was 28% at the end of the first quarter.

BP today announced a dividend of 10 cents per share to be paid in June.

Operating metrics	1Q 2017 (vs. 1Q 2016)
Safety Tier 1 process safety events*	5 (-1)

Safety Reported recordable injury frequency*	0.22 (-10%)
Group production	3,530mboe/d (+5%)

Upstream production excluding Rosneft segment	2,388mboe/d (+3%)
Upstream unit production costs*	$7.22/boe (-13%)
BP-operated Upstream operating efficiency*(a)	–

Refining availability*	95.2% (+0.2)
(a)	Will be reported on a one-quarter lagged basis - first reporting for 2017 will be in the second quarter 2017 results announcement.

Financial metrics	1Q 2017 (vs. 1Q 2016)
Underlying RC profit[i]	$1.5bn (+$1.0bn)
Operating cash flow excluding Gulf of Mexico oil spill payments*	(b)
Organic capital expenditureii	$3.5bn (-$0.9bn)
Gulf of Mexico oil spill payments	$2.3bn (+$1.2bn)
Divestment proceeds	$0.3bn (-$0.9bn)
Net debt ratio (gearing)iii	28.0% (+4.4)
Dividend per ordinary share	10.00 cents (–)
(b)	SEC regulations do not permit inclusion of this non-GAAP metric in this SEC filing. Operating cash flow excluding Gulf of Mexico oil spill payments is calculated by excluding post-tax expenditure relating to the Gulf of Mexico oil spill from net cash provided by operating activities, as reported in the condensed group cash flow statement. For the first quarter, net cash provided by operating activities was $2.1 billion and post-tax Gulf of Mexico oil spill expenditure was $2.3 billion.

Nearest GAAP equivalent measures
i Profit for the period	:	$1.4bn.
ii Capital expenditure*	:	$4.1bn.
iii Gross debt ratio	:	38.4%.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

INTENTIONALLY BLANK

Upstream

$ million	First quarter 2017	First quarter 2016
Profit (loss) before interest and tax	1,250	(1,236)
Inventory holding (gains) losses*	6	31
RC profit (loss) before interest and tax	1,256	(1,205)
Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*	114	458
Underlying RC profit before interest and tax*(a)	1,370	(747)

(a)	See page 9 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

The replacement cost profit before interest and tax for the first quarter was $1,256 million, compared with a loss of $1,205 million for the same period in 2016. The first quarter included a net non-operating charge of $360 million, compared with a net non-operating charge of $355 million for the same period in 2016. Fair value accounting effects in the first quarter had a favourable impact of $246 million, compared with an unfavourable impact of $103 million in the same period of 2016.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $1,370 million, compared with a loss of $747 million for the same period in 2016. The result for the first quarter mainly reflected higher liquids and gas realizations and higher production including the impact of the Abu Dhabi ADCO concession renewal, partly offset by higher depreciation, depletion and amortization and higher exploration write-offs.

Production

Production for the quarter was 2,388mboe/d, 3.0% higher than the first quarter of 2016. Underlying production* for the quarter increased by 3.0%, due to the ramp-up of major projects.

Key events

On 22 February, BP’s previously announced transaction with Kosmos Energy in Senegal was approved by the Senegal Minister of Energy and of Development of Renewable Energies.

On 23 February, BP completed the purchase of a 10% interest from Eni (operator, 90%) in the Shorouk concession offshore Egypt, which contains the Zohr gas field.

On 27 March, BP announced its third gas discovery in the North Damietta Offshore Concession (BP 100%) in the East Nile Delta, Egypt.

On 3 April, BP announced that it had agreed to sell its Forties Pipeline System (FPS) business, with assets including the main Forties offshore and onshore pipelines and other associated pipeline interests and facilities, to INEOS. BP’s existing rights to capacity in FPS will not be affected.

On 13 April, BP Trinidad and Tobago announced the start-up of the Trinidad onshore compression project.

Outlook

We expect second-quarter 2017 reported production to be broadly flat with the first quarter with the continued ramp-up of major projects* offset by seasonal turnaround and maintenance activities.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Upstream (continued)

$ million	First quarter 2017	First quarter 2016
Underlying RC profit (loss) before interest and tax
US	166	(667)
Non-US	1,204	(80)
	1,370	(747)
Non-operating items
US	(12)	(163)
Non-US(a)(b)	(348)	(192)
	(360)	(355)
Fair value accounting effects
US	192	(33)
Non-US	54	(70)
	246	(103)
RC profit (loss) before interest and tax
US	346	(863)
Non-US	910	(342)
	1,256	(1,205)
Exploration expense
US	40	112
Non-US(b)(c)	372	142
	412	254
Of which: Exploration expenditure written off(b)(c)	261	161
Production (net of royalties)(d)
Liquids*(e) (mb/d)
US	448	403
Europe	115	128
Rest of World(e)	827	768
	1,389	1,299
Of which equity-accounted entities	213	171
Natural gas (mmcf/d)
US	1,594	1,603
Europe	263	289
Rest of World	3,934	4,019
	5,791	5,910
Of which equity-accounted entities	530	467
Total hydrocarbons*(e) (mboe/d)
US	723	679
Europe	160	178
Rest of World(e)	1,505	1,461
	2,388	2,318
Of which equity-accounted entities	305	251
Average realizations*(f)
Total liquids(e)(g) ($/bbl)	49.87	29.61
Natural gas ($/mcf)	3.50	2.84
Total hydrocarbons(e) ($/boe)	37.19	23.81

(a)	First quarter 2017 relates primarily to an impairment charge arising following the announcement on 3 April 2017 of the agreement to sell the Forties Pipeline System business to INEOS. An impairment reversal of $30 million was also recorded in the quarter in relation to Block KG D6 in India.
(b)	First quarter 2017 includes a $56-million write-back relating to Block KG D6 in India. This has been classified in the ‘other’ category of non-operating items.
(c)	First quarter 2017 includes a $297-million write-off of exploration wells in Egypt.
(d)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(e)	A minor adjustment has been made to first quarter 2016. See page 30 for more information.
(f)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(g)	Includes condensate, natural gas liquids and bitumen.

Because of rounding, some totals may not agree exactly with the sum of their component parts.

Downstream

$ million	First quarter 2017	First quarter 2016
Profit (loss) before interest and tax	1,804	1,783
Inventory holding (gains) losses*	(98)	97
RC profit before interest and tax	1,706	1,880
Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*	36	(67)
Underlying RC profit before interest and tax*(a)	1,742	1,813

(a)	See page 11 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

The replacement cost profit before interest and tax for the first quarter was $1,706 million, compared with $1,880 million for the same period in 2016.

The first quarter includes a net non-operating charge of $76 million, compared with a net non-operating gain of $286 million for the same period in 2016. Fair value accounting effects had a favourable impact of $40 million in the first quarter, compared with an unfavourable impact of $219 million for the same period in 2016.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $1,742 million, compared with $1,813 million for the same period in 2016.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 11.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $1,200 million for the first quarter, compared with $1,316 million for the same period in 2016. The result for the quarter reflects improved refining margins and a higher fuels marketing performance. This was more than offset by a higher level of turnaround activity and, whilst the supply and trading performance was strong, it reflected a lower contribution compared to the same period last year.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $393 million for the first quarter, compared with $384 million for the same period in 2016.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $149 million for the first quarter, compared with $113 million for the same period in 2016.

Following a review of our petrochemicals portfolio to focus on areas where we have leading proprietary technologies and competitive advantage, on 27 April 2017 we announced our intention to divest our 50% shareholding in our Shanghai SECCO Petrochemical Company Limited joint venture in China for a consideration of $1.7 billion. This transaction is subject to regulatory approvals.

Outlook

In the second quarter, we expect improved industry refining margins to be offset by both narrower North American heavy crude oil differentials and a higher level of turnaround activity compared with the first quarter.

  The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Downstream (continued)

$ million	First quarter 2017	First quarter 2016
Underlying RC profit before interest and tax - by region
US	554	540
Non-US	1,188	1,273
	1,742	1,813
Non-operating items
US	(12)	113
Non-US	(64)	173
	(76)	286
Fair value accounting effects
US	(62)	(87)
Non-US	102	(132)
	40	(219)
RC profit before interest and tax
US	480	566
Non-US	1,226	1,314
	1,706	1,880

Underlying RC profit before interest and tax - by business(a)(b)
Fuels	1,200	1,316
Lubricants	393	384
Petrochemicals	149	113
	1,742	1,813
Non-operating items and fair value accounting effects(c)
Fuels	4	55
Lubricants	(3)	(1)
Petrochemicals	(37)	13
	(36)	67
RC profit (loss) before interest and tax(a)(b)
Fuels	1,204	1,371
Lubricants	390	383
Petrochemicals	112	126
	1,706	1,880

BP average refining marker margin (RMM)* ($/bbl)	11.7	10.5
Refinery throughputs (mb/d)
US	694	699
Europe	801	807
Rest of World	181	238
	1,676	1,744
Refining availability* (%)	95.2	95.0

Marketing sales of refined products (mb/d)
US	1,116	1,071
Europe	1,069	1,144
Rest of World	512	488
	2,697	2,703
Trading/supply sales of refined products	2,959	2,810
Total sales volumes of refined products	5,656	5,513

Petrochemicals production (kte)
US	498	896
Europe	1,253	992
Rest of World	2,073	1,909
	3,824	3,797
(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.

Rosneft

$ million	First quarter 2017(a)	First quarter 2016
Profit before interest and tax(b)	73	62
Inventory holding (gains) losses*	26	4
RC profit before interest and tax	99	66
Net charge (credit) for non-operating items*	-	-
Underlying RC profit before interest and tax*	99	66

Financial results

Replacement cost profit before interest and tax and underlying replacement cost profit before interest and tax for the first quarter was $99 million, compared with $66 million for the same period in 2016. There were no non-operating items in the first quarter of either year.

Compared with the same period in 2016, the result for the first quarter was primarily affected by adverse foreign exchange effects and higher oil prices.

On 24 April 2017, Rosneft announced that the board of directors had given their preliminary approval of the company’s 2016 annual report and recommended that the annual general meeting (AGM) adopts a resolution to pay dividends of 5.98 roubles per one ordinary share which constitutes 35% of the company’s IFRS net profit. BP expects to receive a dividend in relation to the 2016 annual results of 11.3 billion roubles, after the deduction of withholding tax, subject to approval at the AGM.

Key events

In April Rosneft completed the acquisition of a 100% interest in the Kondaneft project that is developing four licence areas in the Khanty-Mansiysk Autonomous District in West Siberia. The acquisition price is expected to be approximately $700 million.

	First quarter 2017(a)	First quarter 2016
Production (net of royalties) (BP share)
Liquids* (mb/d)	912	808
Natural gas (mmcf/d)	1,334	1,282
Total hydrocarbons* (mboe/d)	1,142	1,029
(a)	The operational and financial information of the Rosneft segment for the first quarter is based on preliminary operational and financial results of Rosneft for the three months ended 31 March 2017. Actual results may differ from these amounts.
(b)	The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the divestment of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the first quarter in 2017, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP’s share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

Other businesses and corporate

$ million	First quarter 2017	First quarter 2016
Profit (loss) before interest and tax
Gulf of Mexico oil spill	(35)	(794)
Other	(396)	(280)
Profit (loss) before interest and tax	(431)	(1,074)
Inventory holding (gains) losses*	-	-
RC profit (loss) before interest and tax	(431)	(1,074)
Net charge (credit) for non-operating items*
Gulf of Mexico oil spill	35	794
Other	(44)	102
Net charge (credit) for non-operating items	(9)	896
Underlying RC profit (loss) before interest and tax*	(440)	(178)
Underlying RC profit (loss) before interest and tax
US	(197)	(110)
Non-US	(243)	(68)
	(440)	(178)
Non-operating items
US	(38)	(848)
Non-US	47	(48)
	9	(896)
RC profit (loss) before interest and tax
US	(235)	(958)
Non-US	(196)	(116)
	(431)	(1,074)

Other businesses and corporate comprises our alternative energy business, shipping, treasury, corporate activities including centralized functions, and the costs of the Gulf of Mexico oil spill.

Financial results

The replacement cost loss before interest and tax for the first quarter was $431 million, compared with $1,074 million for the same period in 2016.

The first-quarter result included a net non-operating gain of $9 million, compared with a net non-operating charge of $896 million for the same period in 2016.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the first quarter was $440 million, compared with $178 million for the same period in 2016. The underlying charge in the first quarter was impacted by adverse foreign exchange effects, which had a favourable effect in the first quarter of 2016.

Alternative energy – wind

Net wind generation capacity*(a) was 1,454MW at 31 March 2017 compared with 1,578MW at 31 March 2016. BP’s net share of wind generation for the first quarter was 1,159GWh, compared with 1,347GWh for the same period in 2016.

(a)	Capacity figures include 23MW in the Netherlands managed by our Downstream segment at 31 March 2017 (23MW at 31 March 2016).

Financial statements

Group income statement

$ million	First quarter 2017	First quarter 2016

Sales and other operating revenues (Note 4)	55,863	38,512
Earnings from joint ventures - after interest and tax	205	29
Earnings from associates - after interest and tax	151	142
Interest and other income	122	145
Gains on sale of businesses and fixed assets	45	338
Total revenues and other income	56,386	39,166
Purchases	41,137	26,603
Production and manufacturing expenses(a)	5,255	6,519
Production and similar taxes (Note 5)	306	14
Depreciation, depletion and amortization	3,842	3,730
Impairment and losses on sale of businesses and fixed assets	453	13
Exploration expense	412	254
Distribution and administration expenses	2,353	2,458
Profit (loss) before interest and taxation	2,628	(425)
Finance costs(a)	460	394
Net finance expense relating to pensions and other post-retirement benefits	53	46
Profit (loss) before taxation	2,115	(865)
Taxation(a)	623	(307)
Profit (loss) for the period	1,492	(558)
Attributable to
BP shareholders	1,449	(583)
Non-controlling interests	43	25
	1,492	(558)

Earnings per share (Note 6)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	7.42	(3.16)
Diluted	7.38	(3.16)
Per ADS (dollars)
Basic	0.45	(0.19)
Diluted	0.44	(0.19)

(a)	See Note 2 for information on the impact of the Gulf of Mexico oil spill on these income statement line items.

Group statement of comprehensive income

$ million	First quarter 2017	First quarter 2016

Profit (loss) for the period	1,492	(558)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	1,214	874
Exchange gains (losses) on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets	1	6
Available-for-sale investments	2	-
Cash flow hedges marked to market	48	(62)
Cash flow hedges reclassified to the income statement	42	23
Cash flow hedges reclassified to the balance sheet	39	13
Share of items relating to equity-accounted entities, net of tax	231	290
Income tax relating to items that may be reclassified	(125)	(86)
	1,452	1,058
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset	727	(1,222)
Income tax relating to items that will not be reclassified	(246)	402
	481	(820)
Other comprehensive income	1,933	238
Total comprehensive income	3,425	(320)
Attributable to
BP shareholders	3,363	(351)
Non-controlling interests	62	31
	3,425	(320)

Group statement of changes in equity

$ million	BP shareholders’ equity	Non-controlling interests	Total equity

At 1 January 2017	95,286	1,557	96,843

Total comprehensive income	3,363	62	3,425
Dividends	(1,304)	(15)	(1,319)
Share-based payments, net of tax	177	-	177
Share of equity-accounted entities’ changes in equity, net of tax	118	-	118
Transactions involving non-controlling interests	-	38	38
At 31 March 2017	97,640	1,642	99,282

$ million	BP shareholders’ equity	Non-controlling interests	Total equity

At 1 January 2016	97,216	1,171	98,387

Total comprehensive income	(351)	31	(320)
Dividends	(1,099)	(9)	(1,108)
Share-based payments, net of tax	265	-	265
Transactions involving non-controlling interests	(1)	66	65
At 31 March 2016	96,030	1,259	97,289

Group balance sheet

$ million	31 March 2017	31 December 2016
Non-current assets
Property, plant and equipment	129,817	129,757
Goodwill	11,256	11,194
Intangible assets	18,366	18,183
Investments in joint ventures	8,765	8,609
Investments in associates	15,484	14,092
Other investments	1,011	1,033
Fixed assets	184,699	182,868
Loans	550	532
Trade and other receivables	1,448	1,474
Derivative financial instruments	4,189	4,359
Prepayments	1,022	945
Deferred tax assets	4,883	4,741
Defined benefit pension plan surpluses	1,162	584
	197,953	195,503
Current assets
Loans	259	259
Inventories	17,236	17,655
Trade and other receivables	21,004	20,675
Derivative financial instruments	2,467	3,016
Prepayments	1,092	1,486
Current tax receivable	1,115	1,194
Other investments	39	44
Cash and cash equivalents	23,794	23,484
	67,006	67,813
Total assets	264,959	263,316
Current liabilities
Trade and other payables	37,548	37,915
Derivative financial instruments	2,330	2,991
Accruals	4,096	5,136
Finance debt	7,360	6,634
Current tax payable	1,821	1,666
Provisions	2,971	4,012
	56,126	58,354
Non-current liabilities
Other payables	13,067	13,946
Derivative financial instruments	5,187	5,513
Accruals	451	469
Finance debt	54,472	51,666
Deferred tax liabilities	7,295	7,238
Provisions	20,272	20,412
Defined benefit pension plan and other post-retirement benefit plan deficits	8,807	8,875
	109,551	108,119
Total liabilities	165,677	166,473
Net assets	99,282	96,843
Equity
BP shareholders’ equity	97,640	95,286
Non-controlling interests	1,642	1,557
Total equity	99,282	96,843

Condensed group cash flow statement

	$ million	First quarter 2017	First quarter 2016
	Operating activities
	Profit (loss) before taxation	2,115	(865)
	Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
	Depreciation, depletion and amortization and exploration expenditure written off	4,103	3,891
	Impairment and (gain) loss on sale of businesses and fixed assets	408	(325)
	Earnings from equity-accounted entities, less dividends received	(220)	(24)
	Net charge for interest and other finance expense, less net interest paid	252	168
	Share-based payments	162	259
	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(73)	32
	Net charge for provisions, less payments	(177)	735
	Movements in inventories and other current and non-current assets and liabilities	(3,600)	(1,727)
	Income taxes paid	(856)	(272)
	Net cash provided by operating activities	2,114	1,872
	Investing activities
	Expenditure on property, plant and equipment, intangible and other assets	(3,823)	(4,381)
	Acquisitions, net of cash acquired	(42)	-
	Investment in joint ventures	(20)	(4)
	Investment in associates	(183)	(93)
	Total cash capital expenditure	(4,068)	(4,478)
	Proceeds from disposal of fixed assets	188	238
	Proceeds from disposal of businesses, net of cash disposed	73	911
	Proceeds from loan repayments	14	46
	Net cash used in investing activities	(3,793)	(3,283)
	Financing activities
	Proceeds from long-term financing	3,713	2,738
	Repayments of long-term financing	(917)	(3,559)
	Net increase (decrease) in short-term debt	315	(112)
	Net increase (decrease) in non-controlling interests	30	70
Dividends paid	- BP shareholders	(1,304)	(1,099)
	- non-controlling interests	(15)	(9)
	Net cash provided by (used in) financing activities	1,822	(1,971)
	Currency translation differences relating to cash and cash equivalents	167	42
	Increase (decrease) in cash and cash equivalents	310	(3,340)
	Cash and cash equivalents at beginning of period	23,484	26,389
	Cash and cash equivalents at end of period	23,794	23,049

Notes

Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2016 included in BP Annual Report and Form 20-F 2016.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2017, which do not differ significantly from those used in BP Annual Report and Form 20-F 2016.

Note 2. Gulf of Mexico oil spill

(a) Overview

The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2016 - Financial statements - Note 2 and Legal proceedings from page 261.

The group income statement includes a pre-tax charge of $161 million for the first quarter in relation to the Gulf of Mexico oil spill. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $62,746 million. The charge for the first quarter predominantly reflects finance costs relating to the unwinding of discounting effects.

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

$ million	First quarter 2017	First quarter 2016
Income statement
Production and manufacturing expenses	35	794
Profit (loss) before interest and taxation	(35)	(794)
Finance costs	126	123
Profit (loss) before taxation	(161)	(917)
Taxation	48	251
Profit (loss) for the period	(113)	(666)

Note 2. Gulf of Mexico oil spill (continued)

$ million	31 March 2017	31 December 2016
Balance sheet
Current assets
Trade and other receivables	264	194
Current liabilities
Trade and other payables	(2,945)	(3,056)
Provisions	(1,296)	(2,330)
Net current assets (liabilities)	(3,977)	(5,192)
Non-current assets
Deferred tax assets	2,915	2,973
Non-current liabilities
Other payables	(12,663)	(13,522)
Provisions	(54)	(112)
Deferred tax liabilities	5,226	5,119
Net non-current assets (liabilities)	(4,576)	(5,542)
Net assets (liabilities)	(8,553)	(10,734)

$ million	First quarter 2017	First quarter 2016
Cash flow statement - Operating activities
Profit (loss) before taxation	(161)	(917)
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Net charge for interest and other finance expense, less net interest paid	126	123
Net charge for provisions, less payments	(5)	757
Movements in inventories and other current and non-current assets and liabilities	(2,254)	(1,088)
Pre-tax cash flows	(2,294)	(1,125)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $2,294 million in the first quarter including a $740 million Department of Justice plea agreement payment. For the same period in 2016, the amount was an outflow of $1,125 million.

(b) Provisions and other payables

Provisions

Movements in the remaining provisions, all of which relate to litigation and claims, are presented in the table below.

$ million
At 1 January 2017	2,442
Net increase in provision	25
Reclassified to other payables	(596)
Utilization	(521)
At 31 March 2017	1,350

The provision includes amounts for the future cost of resolving claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources.

Note 2. Gulf of Mexico oil spill (continued)

PSC settlement

The provision for the cost associated with the 2012 Plaintiffs’ Steering Committee (PSC) settlement has been determined based upon an expected value of the remaining claims, including business economic loss claims. Amounts to resolve remaining claims are expected to be substantially paid in 2017. However, the amounts ultimately payable may differ from the amount provided and the timing of payment is uncertain. A significant number of claims determined by the court-supervised settlement programme have been and may be appealed by BP and/or the claimants. Depending upon the resolution of these claims, the amount payable may differ from what is currently provided for.

Other payables

Other payables include amounts payable under the 2016 agreements with the United States and five Gulf coast states for natural resource damages, state claims and Clean Water Act penalties, amounts payable under the 2012 agreement with the US government to resolve all federal criminal claims arising from the incident, BP’s remaining commitment to fund the Gulf of Mexico Research Initiative, and amounts payable for certain economic loss and property damage claims.

Further information on provisions, other payables, and contingent liabilities is provided in BP Annual Report and Form 20-F 2016 - Financial statements - Note 2.

Note 3. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	First
	quarter	quarter
$ million	2017	2016
Upstream	1,256	(1,205)
Downstream	1,706	1,880
Rosneft	99	66
Other businesses and corporate(a)	(431)	(1,074)
	2,630	(333)
Consolidation adjustment - UPII*	(68)	40
RC profit (loss) before interest and tax	2,562	(293)
Inventory holding gains (losses)*
Upstream	(6)	(31)
Downstream	98	(97)
Rosneft (net of tax)	(26)	(4)
Profit (loss) before interest and tax	2,628	(425)
Finance costs	460	394
Net finance expense relating to pensions and other post-retirement benefits	53	46
Profit (loss) before taxation	2,115	(865)

RC profit (loss) before interest and tax*
US	513	(1,256)
Non-US	2,049	963
	2,562	(293)

(a)	Includes costs related to the Gulf of Mexico oil spill. See Note 2 for further information.

Note 4. Segmental analysis

Sales and other operating revenues	First	First
	quarter	quarter
$ million	2017	2016
By segment
Upstream	11,327	7,431
Downstream	50,080	34,552
Other businesses and corporate	285	396
	61,692	42,379

Less: sales and other operating revenues between segments
Upstream	5,777	3,633
Downstream	(86)	118
Other businesses and corporate	138	116
	5,829	3,867

Third party sales and other operating revenues
Upstream	5,550	3,798
Downstream	50,166	34,434
Other businesses and corporate	147	280
Total sales and other operating revenues	55,863	38,512

By geographical area
US	21,152	13,576
Non-US	40,020	27,146
	61,172	40,722
Less: sales and other operating revenues between areas	5,309	2,210
	55,863	38,512

Depreciation, depletion and amortization	First	First
	quarter	quarter
$ million	2017	2016
Upstream
US	1,237	1,089
Non-US	2,054	2,104
	3,291	3,193
Downstream
US	216	210
Non-US	279	267
	495	477
Other businesses and corporate
US	16	15
Non-US	40	45
	56	60
Total group	3,842	3,730
Note 5. Production and similar taxes
	First	First
	quarter	quarter
$ million	2017	2016
US	36	18
Non-US	270	(4)
	306	14

Note 6. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	First
	quarter	quarter
$ million	2017	2016
Results for the period
Profit (loss) for the period attributable to BP shareholders	1,449	(583)
Less: preference dividend	-	-
Profit (loss) attributable to BP ordinary shareholders	1,449	(583)

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	19,518,500	18,468,632
ADS equivalent	3,253,083	3,078,105

Weighted average number of shares outstanding used to calculate diluted earnings per share	19,621,566	18,468,632
ADS equivalent	3,270,261	3,078,105

Shares in issue at period-end	19,664,528	18,635,861
ADS equivalent	3,277,421	3,105,976

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)	If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

Note 7. Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 23 June 2017 to shareholders and American Depositary Share (ADS) holders on the register on 12 May 2017. The corresponding amount in sterling is due to be announced on 12 June 2017, calculated based on the average of the market exchange rates for the four dealing days commencing on 6 June 2017. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the first quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

	First	First
	quarter	quarter
	2017	2016
Dividends paid per ordinary share
cents	10.000	10.000
pence	8.159	7.012
Dividends paid per ADS (cents)	60.00	60.00
Scrip dividends
Number of shares issued (millions)	115.1	154.4
Value of shares issued ($ million)	642	739

Note 8. Net Debt*

Net debt ratio*	First	First
	quarter	quarter
$ million	2017	2016
Gross debt	61,832	54,012
Fair value (asset) liability of hedges related to finance debt(a)	597	(967)
	62,429	53,045
Less: cash and cash equivalents	23,794	23,049
Net debt	38,635	29,996
Equity	99,282	97,289
Net debt ratio	28.0%	23.6%

Analysis of changes in net debt	First	First
	quarter	quarter
$ million	2017	2016
Opening balance
Finance debt	58,300	53,168
Fair value (asset) liability of hedges related to finance debt(a)	697	379
Less: cash and cash equivalents	23,484	26,389
Opening net debt	35,513	27,158
Closing balance
Finance debt	61,832	54,012
Fair value (asset) liability of hedges related to finance debt(a)	597	(967)
Less: cash and cash equivalents	23,794	23,049
Closing net debt	38,635	29,996
Decrease (increase) in net debt	(3,122)	(2,838)
Movement in cash and cash equivalents (excluding exchange adjustments)	143	(3,382)
Net cash outflow (inflow) from financing (excluding share capital and dividends)	(3,111)	933
Other movements	(66)	359
Movement in net debt before exchange effects	(3,034)	(2,090)
Exchange adjustments	(88)	(748)
Decrease (increase) in net debt	(3,122)	(2,838)

(a)	Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,746 million (first quarter 2016 liability of $1,225 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

Note 9. Inventory valuation

A provision of $499 million was held at 31 March 2017 ($677 million at 31 March 2016) to write inventories down to their net realizable value. The net movement credited to the income statement during the first quarter 2017 was $4 million (first quarter 2016 was a credit of $616 million).

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 1 May 2017, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2017.

Additional information

Capital expenditure*

$ million	First quarter 2017	First quarter 2016
Capital expenditure on a cash basis
Organic capital expenditure*	3,538	4,478
Inorganic capital expenditure*(a)	530	-
	4,068	4,478

$ million	First quarter 2017	First quarter 2016
Organic capital expenditure by segment
Upstream
US	641	1,247
Non-US	2,339	2,809
	2,980	4,056
Downstream
US	152	119
Non-US	320	269
	472	388
Other businesses and corporate
US	21	-
Non-US	65	34
	86	34
	3,538	4,478
Organic capital expenditure by geographical area
US	814	1,366
Non-US	2,724	3,112
	3,538	4,478

(a)	First quarter 2017 includes amounts paid to purchase an interest in the Zohr gas field in Egypt and in exploration blocks in Senegal.

Non-operating items*

$ million	First quarter 2017	First quarter 2016
Upstream
Impairment and gain (loss) on sale of businesses and fixed assets(a)	(382)	4
Environmental and other provisions	-	-
Restructuring, integration and rationalization costs	2	(263)
Fair value gain (loss) on embedded derivatives	25	13
Other(b)	(5)	(109)
	(360)	(355)
Downstream
Impairment and gain (loss) on sale of businesses and fixed assets	(11)	321
Environmental and other provisions	-	-
Restructuring, integration and rationalization costs	(65)	(35)
Fair value gain (loss) on embedded derivatives	-	-
Other	-	-
	(76)	286
Rosneft
Impairment and gain (loss) on sale of businesses and fixed assets	-	-
Environmental and other provisions	-	-
Restructuring, integration and rationalization costs	-	-
Fair value gain (loss) on embedded derivatives	-	-
Other	-	-
	-	-
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets	(15)	-
Environmental and other provisions	-	-
Restructuring, integration and rationalization costs	(8)	(48)
Fair value gain (loss) on embedded derivatives	-	-
Gulf of Mexico oil spill(c)	(35)	(794)
Other	67	(54)
	9	(896)
Total before interest and taxation	(427)	(965)
Finance costs(c)	(126)	(123)
Total before taxation	(553)	(1,088)
Taxation credit (charge)	248	310
Total after taxation for period	(305)	(778)

(a)	First quarter 2017 relates primarily to an impairment charge arising following the announcement on 3 April 2017 of the agreement to sell the Forties Pipeline System business to INEOS. An impairment reversal of $30 million was also recorded in the quarter in relation to Block KG D6 in India.
(b)	First quarter 2017 includes a $56-million write-back relating to Block KG D6 in India.
(c)	See Note 2 for further details regarding costs relating to the Gulf of Mexico oil spill.

Non-GAAP information on fair value accounting effects

$ million	First quarter 2017	First quarter 2016
Favourable (unfavourable) impact relative to management’s measure of performance
Upstream	246	(103)
Downstream	40	(219)
	286	(322)
Taxation credit (charge)	(79)	83
	207	(239)

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. In addition, derivative instruments are used to manage the price risk associated with certain future natural gas sales. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of certain derivative instruments used to risk manage certain LNG and oil and gas contracts and gas sales contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

$ million	First quarter 2017	First quarter 2016
Upstream
Replacement cost profit (loss) before interest and tax adjusted for fair value accounting effects	1,010	(1,102)
Impact of fair value accounting effects	246	(103)
Replacement cost profit (loss) before interest and tax	1,256	(1,205)
Downstream
Replacement cost profit before interest and tax adjusted for fair value accounting effects	1,666	2,099
Impact of fair value accounting effects	40	(219)
Replacement cost profit before interest and tax	1,706	1,880
Total group
Profit (loss) before interest and tax adjusted for fair value accounting effects	2,342	(103)
Impact of fair value accounting effects	286	(322)
Profit (loss) before interest and tax	2,628	(425)

Readily marketable inventory* (RMI)

$ million	31 March 2017	31 December 2016
RMI at fair value	5,495	5,952
Paid-up RMI*	2,802	2,705

Readily marketable inventory (RMI) is oil and oil products inventory held and price risk-managed by BP’s integrated supply and trading function (IST) which could be sold to generate funds if required. Paid-up RMI is RMI that BP has paid for.

We believe that disclosing the amounts of RMI and paid-up RMI is useful to investors as it enables them to better understand and evaluate the group’s inventories and liquidity position by enabling them to see the level of discretionary inventory held by IST and to see builds or releases of liquid trading inventory.

See the Glossary on page 31 for a more detailed definition of RMI. A reconciliation of total inventory as reported on the group balance sheet to paid-up RMI is provided below.

$ million	31 March 2017	31 December 2016
Reconciliation of total inventory to paid-up RMI
Inventories as reported on the group balance sheet	17,236	17,655
Less: (a) inventories which are not oil and oil products and (b) oil and oil product inventories which are not risk-managed by IST	(12,228)	(12,131)
RMI on an IFRS basis	5,008	5,524
Plus: difference between RMI at fair value and RMI on an IFRS basis	487	428
RMI at fair value	5,495	5,952
Less: unpaid RMI* at fair value	(2,693)	(3,247)
Paid-up RMI	2,802	2,705

Reconciliation of basic earnings per ordinary share to replacement cost (RC) profit (loss) per share and to underlying replacement cost profit (loss) per share

Per ordinary share (cents)	First quarter 2017	First quarter 2016
Profit (loss) for the period	7.42	(3.16)
Inventory holding (gains) losses*, before tax	(0.34)	0.71
Taxation charge (credit) on inventory holding gains and losses	0.15	(0.18)
Replacement cost profit (loss)*	7.23	(2.63)
Net (favourable) unfavourable impact of non-operating items* and fair value accounting effects*, before tax	1.38	7.63
Taxation charge (credit) on non-operating items and fair value accounting effects	(0.87)	(2.12)
Underlying replacement cost profit*	7.74	2.88

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss and adjusted ETR
Taxation (charge) credit
$ million	First quarter 2017	First quarter 2016
Taxation on profit or loss	(623)	307
Taxation on inventory holding gains and losses	(29)	34
Taxation on a RC profit or loss basis	(594)	273
Taxation on non-operating items and fair value accounting effects	169	393
Adjusted taxation	(763)	(120)

Effective tax rate
%	First quarter 2017	First quarter 2016
ETR on profit or loss	29	35
Adjusted for inventory holding gains or losses	-	2
ETR on RC profit or loss*	29	37
Adjusted for non-operating items and fair value accounting effects	4	(19)
Adjusted ETR*	33	18

Realizations* and marker prices

	First quarter 2017	First quarter 2016
Average realizations(a)
Liquids* ($/bbl)
US	46.34	28.75
Europe	53.28	31.73
Rest of World(b)	51.79	29.72
BP Average(b)	49.87	29.61
Natural gas ($/mcf)
US	2.50	1.57
Europe	5.40	4.30
Rest of World	3.85	3.31
BP Average	3.50	2.84
Total hydrocarbons* ($/boe)
US	34.29	20.73
Europe	46.69	29.81
Rest of World(b)	37.93	24.64
BP Average(b)	37.19	23.81
Average oil marker prices ($/bbl)
Brent	53.69	33.94
West Texas Intermediate	51.70	33.45
Western Canadian Select	38.77	22.11
Alaska North Slope	53.82	33.98
Mars	49.59	30.14
Urals (NWE - cif)	51.88	31.66
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	3.32	2.09
UK Gas - National Balancing Point (p/therm)	48.19	30.42

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Production volume recognition methodology for our Technical Service Contract arrangement in Iraq has been simplified to exclude the impact of oil price movements on lifting imbalances. A minor adjustment has been made to first quarter 2016. There is no impact on the financial results.
(c)	Henry Hub First of Month Index.

Exchange rates

	First quarter 2017	First quarter 2016
$/£ average rate for the period	1.24	1.43
$/£ period-end rate	1.25	1.44

$/€ average rate for the period	1.07	1.10
$/€ period-end rate	1.07	1.14

Rouble/$ average rate for the period	58.72	74.97
Rouble/$ period-end rate	56.01	67.31

Glossary

Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions.

Adjusted effective tax rate (ETR) is a non-GAAP measure. The adjusted ETR is calculated by dividing taxation on an underlying RC basis excluding the impact of the reduction in the rate of the UK North Sea supplementary charge in the third quarter 2016 by underlying RC profit or loss before tax. Taxation on an underlying RC basis is taxation on a RC basis for the period adjusted for taxation on non-operating items and fair value accounting effects. Information on underlying RC profit or loss is provided below. BP believes it is helpful to disclose the adjusted ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period, a reconciliation to GAAP information is provided on page 29.

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement.

Consolidation adjustment - UPII is unrealized profit in inventory arising on inter-segment transactions.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Information on RC profit or loss is provided below. BP believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period, a reconciliation to GAAP information is provided on page 29.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information is provided on page 27.

Gearing - See Net debt and net debt ratio definition.

Hydrocarbons - Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in projects which expand the group’s activities through acquisition. Further information and a reconciliation to GAAP information is provided on page 25.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Liquids - Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Major projects have a BP net investment of at least $250 million, or are considered to be of strategic importance to BP or of a high degree of complexity.

Glossary (continued)

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

We are unable to present reconciliations of forward-looking information for net debt ratio to gross debt ratio, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt, and the amount of cash and cash equivalents; which are difficult to predict in advance in order to include in a GAAP estimate.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 9, 11 and 13, and by segment and type is shown on page 26.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement. When used in the context of a segment rather than the group, the terms refer to the segment’s share thereof.

Operating cash flow excluding Gulf of Mexico oil spill payments is a non-GAAP measure calculated by excluding post-tax operating cash flows relating to the Gulf of Mexico oil spill as reported in Note 2 from net cash provided by operating activities as reported in the condensed group cash flow statement. The nearest equivalent measure on an IFRS basis is net cash provided by operating activities.

Organic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Organic capital expenditure comprises capital expenditure less inorganic capital expenditure. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in developing and maintaining the group’s assets. An analysis of organic capital expenditure by segment and region, and a reconciliation to GAAP information is provided on page 25.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Readily marketable inventory (RMI) is inventory held and price risk-managed by our integrated supply and trading function (IST) which could be sold to generate funds if required. It comprises oil and oil products for which liquid markets are available and excludes inventory which is required to meet operational requirements and other inventory which is not price risk-managed. RMI is reported at fair value. Inventory held by the Downstream fuels business for the purpose of sales and marketing, and all inventories relating to the lubricants and petrochemicals businesses, are not included in RMI.

Paid-up RMI excludes RMI which has not yet been paid for. For inventory that is held in storage, a first-in first-out (FIFO) approach is used to determine whether inventory has been paid for or not. Unpaid RMI is RMI which has not yet been paid for by BP. RMI, Paid-up RMI and Unpaid RMI are non-GAAP measures. Further information is provided on page 28.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

Glossary (continued)

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under IFRS. RC profit or loss for the group is not a recognized GAAP measure. BP believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to BP shareholders.

RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 6. RC profit or loss per share is calculated using the same denominator. The numerator used is RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the RC profit or loss per share because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders, a reconciliation to GAAP information is provided on page 29.

Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within BP’s operational HSSE reporting boundary. That boundary includes BP’s own operated facilities and certain other locations or situations.

Tier 1 process safety events are losses of primary containment from a process of greatest consequence - causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities. This represents reported incidents occurring within BP’s operational HSSE reporting boundary. That boundary includes BP’s own operated facilities and certain other locations or situations.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements. 2017 underlying production does not include the Abu Dhabi onshore concession renewal.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and adjustments for fair value accounting effects are not recognized GAAP measures. See pages 26 and 27 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

Glossary (continued)

Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 6. Underlying RC profit or loss per share is calculated using the same denominator. The numerator used is underlying RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the underlying RC profit or loss per share because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders, a reconciliation to GAAP information is provided on page 29.

Upstream operating efficiency is calculated as production divided by installed production capacity for BP operated sites, excluding US Lower 48. Installed production capacity is the agreed rate achievable (measured at the export end of the system) when the installed production system (reservoir, wells, plant and export) is fully optimized and operated at full rate with no planned or unplanned deferrals.

Upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for BP subsidiaries only and do not include BP’s share of equity-accounted entities.

Legal proceedings

For a full discussion of the group’s material legal proceedings, see pages 261-265 of BP Annual Report and Form 20-F 2016.

Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, expectations regarding the expected quarterly dividend payment and timing of such payment; expectations regarding 2017 operating cash flow, organic capital expenditure, gearing, and divestment proceeds and the timing thereof; expectations regarding Upstream 2017 underlying production and second-quarter 2017 reported production; expectations regarding Downstream second-quarter 2017 refining margins and turnaround activity; plans and expectations with respect to the start-up of new Upstream projects; expectations with respect to new Upstream production though 2020; plans and expectations regarding development of Downstream markets in Mexico and Indonesia; intention to divest BP’s shareholding in SECCO; expectations regarding Rosneft dividends for 2016 and Rosneft operational and financial information for the first quarter of 2017; expectations with respect to the price of Rosneft’s acquisition of the Kondaneft project; expectations with respect to the timing and amount of future payments relating to the Gulf of Mexico oil spill; and expectations that claims arising under the 2012 PSC settlement will be substantially paid in 2017; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed under “Risk factors” in BP Annual Report and Form 20-F 2016 as filed with the US Securities and Exchange Commission.

Computation of ratio of earnings to fixed charges

$ million except ratio	First quarter 2017

Earnings available for fixed charges:
Pre-tax profit from continuing operations before adjustment for income or loss from joint ventures and associates	1,759
Fixed charges	690
Amortization of capitalized interest	58
Distributed income of joint ventures and associates	136
Interest capitalized	(74)
Non-controlling interest of subsidiaries’ income not incurring fixed charges	(4)

Total earnings available for fixed charges	2,565

Fixed charges:
Interest expensed	296
Interest capitalized	74
Rental expense representative of interest	320

Total fixed charges	690

Ratio of earnings to fixed charges	3.72

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2017 in accordance with IFRS:

Capitalization and indebtedness

$ million	31 March 2017

Share capital and reserves
Capital shares (1-2)	5,313
Paid-in surplus (3)	13,603
Merger reserve (3)	27,206
Treasury shares	(17,209)
Available-for-sale investments	5
Cash flow hedge reserve	(1,039)
Foreign currency translation reserve	(5,759)
Profit and loss account	75,520

BP shareholders’ equity	97,640

Finance debt (4-6)
Due within one year	7,360
Due after more than one year	54,472

Total finance debt	61,832

Total capitalization (7)	159,472

(1)	Issued share capital as of 31 March 2017 comprised 19,675,987,002 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,488,795,668 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(2)	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.

(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2017.

(5)	Finance debt presented in the table above consists of borrowings and obligations under finance leases. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2016 – Liquidity and capital resources for further information.

(6)	At 31 March 2017, the parent company, BP p.l.c., had issued guarantees totalling $59,102 million relating to finance debt of subsidiaries. Thus 96% of the group’s finance debt had been guaranteed by BP p.l.c.

At 31 March 2017, $137 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

(7)	At 31 March 2017 the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $300 million in respect of the borrowings of equity-accounted entities and $263 million in respect of the borrowings of other third parties.

(8)	There has been no material change since 31 March 2017 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 4 May 2017	/s/ David J Jackson
David J Jackson
Company Secretary